Cementos Lima S.A.

RECEIVED
2007 FEB -6 P 1:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-3911

07020809

SUPPL

VAL-010-07
January 31, 2007

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

PROCESSED
FEB 09 2007
THOMSON FINANCIAL

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Monthly information as of December 31, 2006 relating ADRs holders' share on the Capital Stock.

   Date: filed with CONASEV on January 10, 2007.

   Required by: CONASEV

2. Quarterly information as of December 31, 2006 relating ADRs transactions.

   Date: filed with CONASEV on January 10, 2007.

   Required by: CONASEV

3. Letter related to the Board of Dirctors' Meeting to be held on January 24, 2007.

   Date: filed with CONASEV on January 19, 2007.

   Required by: CONASEV

4. Letter related to the outcome of placement of the Single Series of Corporate Bonds of Cementos Lima S.A. - First Issue of the First Program.

   Date: filed with CONASEV on January 19, 2007.

   Required by: CONASEV

5. Resolutions adopted at the January 24, 2007 Board of Dirctors' Meeting.

   Date: filed with CONASEV on January 24, 2007.

Required by: CONASEV

6. Letter related to cash dividend of US$ 0.20 per Share of Common Stock.

   Date: filed with CONASEV on January 24, 2007.

   Required by: CONASEV

7. Letter related to cash dividend of US$ 0.020 per Investment Share.

   Date: filed with CONASEV on January 24, 2007.

   Required by: CONASEV

8. Interim unaudited Financial Statements as of December 31, 2006.

   Date: filed with CONASEV on January 24, 2007.

   Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

VAL-003-07

January 10, 2007

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of December 31, 2006.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

VAL-004-07

Januray 10, 2007

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Articles 7° and 10° of Resolucion CONASEV N° 358-93-EF/94.10.0, we are attaching our ADR's quarterly reports received from our depositary bank, THE BANK OF NEW YORK, as of December 31, 2006.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

ADR REPORT: CEMENTOS LIMA S.A. - LEVEL I

01/10/2006
31/12/2006

NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	13,424
NUMBER OF ADRs OUTSTANDING:	14,414
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	17.07
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

ADR REPORT: CEMENTOS LIMA S.A. - 144A

01/10/2006
31/12/2006

NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	0
NUMBER OF ADRs OUTSTANDING:	0
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	17.07
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

Cementos Lima S.A.

(FREE TRANSLATION)

FILE NO.
82-3911

GF.0018.07
Lima, January 19, 2007

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you of the following important event:

Notice of the Board of Directors' Meeting to be held on Wednesday, January 24, 2007 at our offices located at Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria, in order to deal with the following matters:

- Approval of interim unaudited Financial Statements as of December 31, 2006.
- Application of partial earnings against the net distributable income corresponding to the Fiscal Year 2006.

Regarding this distribution of profits, it will be proposed that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 8'339,347.12 against the 2006 partial earnings.

Dividend per Common Share US$ 0.20
Dividend per Investment Share US$ 0.020

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4

Cementos Lima S.A.

(FREE TRANSLATION)

**FILE NO.
82-3911**

GF.0025.07
Lima, January 24, 2007

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you of the following important event:

Notice of the Board of Directors' Meeting to be held on Wednesday, January 24, 2007 at our offices located at Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria, in order to deal with the following matters:

Application of earnings against the net distributable income corresponding to the Fiscal Year 2006.

Regarding this distribution of profits and after the approval of the unaudited financial statements as of December 31, 2006, the Board also approved that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 8'339,347.12 against the 2006 earnings.

Dividend per Common Share US$ 0.20
Dividend per Investment Share US$ 0.020

We will let you know the record date as well as the date of payment of such dividend.

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

GF.0026.07

Lima, Januray 24, 2007

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on January 24, 2007, concerning the cash dividend of US$ 0.20 per Common Share.

The record date will be February 12, 2007, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate (February 8, 2007) in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on February 27, 2007 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

GF.0027.07

Lima, Januray 24, 2007

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on January 24, 2007, concerning the cash dividend of US$ 0.020 per Investment Share.

The record date will be February 12, 2007, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate (February 8, 2007) in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on February 27, 2007 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

Cementos Lima S.A.

FILE N°
82-3911

GF.0017.07

Lima, January 19, 2007

Messrs.
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES - CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs:

As defined under article 28 of the Securities Market Law and CONASEV Resolution No. 107-2002-EF/94.10, we inform of the following import event:

We refer to the First Corporate Bonds Issue of the First Corporate Bonds and Short-Term Debt Instruments Program (hereinafter "The Program"), approved at the Board of Directors Meeting of October 25, 2006, to inform you of the outcome of placement of the Single Series of Corporate Bonds of Cementos Lima – First Issue of the First Program:

Issued Amount:	S/. 50,000,000.00 (Fifty Million and 00/100 Nuevos Soles)
Number of Bonds:	10,000.
Date of Issue:	January 19, 2007.
Date of Principal Redemption:	January 19, 2015.
Annual nominal interest rate:	6.1250%.

Furthermore, we confirm that the Single Series of the aforementioned issue will be redeemed in a single payment on the indicated maturity date (January 19, 2015).

Please find attached the information form that you requested.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

Cementos Lima S.A.

INFORMATION ON THE SECURITIES

Corporate Name (Issuer) : CEMENTOS LIMA S.A.

Issue : CORPORATE BONDS OF CEMENTOS LIMA – FIRST ISSUE OF THE FIRST PROGRAM

Structuring Agent : BBVA BANCO CONTINENTAL

Placing Agent: CONTINENTAL BOLSA SAB S.A.

Series	Interest Rate	Primary Placement Rate	Placement Price (%)	Issued Amount	Placed Amount	Placement Date	Issue Date	Maturity Date	Face Value of each Bond	N° of Securities (Bonds)
ÚNICA	6.1250%	6.1250%	100.0000%	S/. 50,000,000.00	S/. 50,000,000.00	18-Jan-07	19-Jan-07	19-Jan-15	S/. 5,000.00	10,000

Name: Álvaro Morales Puppo
Title: Finance Manager
(Stock Exchange Representative)
Date: Jan-19-07

Cementos Lima S.A.

INFORMATION ON THE BONDS
Corporate Name (Issuer) : CEMENTOS LIMA S.A.
Issue : CORPORATE BONDS OF CEMENTOS LIMA – FIRST ISSUE OF THE FIRST PROGRAM
Series: SINGLE SERIES
Issued Amount: S/. 50'000,000.00 (Fifty Million and 00/100 Nuevos Soles)

INTEREST PAYMENT SCHEDULE

Coupon N°	Maturity Date (1)	Payment Date (2)
1	Jul-19-07	Jul-19-07
2	Jan-19-08	Jan-21-08
3	Jul-19-08	Jul-21-08
4	Jan-19-09	Jan-19-09
5	Jul-19-09	Jul-20-09
6	Jan-19-10	Jan-19-10
7	Jul-19-10	Jul-19-10
8	Jan-19-11	Jan-19-11
9	Jul-19-11	Jul-19-11
10	Jan-19-12	Jan-19-12
11	Jul-1912	Jul-19-12
12	Jan-19-13	Jan-21-13
13	Jul-19-13	Jul-19-13
14	Jan-19-14	Jan-20-14
15	Jul-19-14	Jul-21-14
16	Jan-19-15	Jan-19-15

(1) Maturity date: the date in which the calendar period ends.
(2) Payment date: Date when interest is paid.

* The full schedule for each series should be taken into account.

Should the Maturity Date fail to be a Business Day, payment of the Installment// due shall be made on the following Business Date, Bondholders not being entitled to receive any interest on account of such deferral. To proceed to pay the Installment, the Bondholders whose operations were paid off on or before the Business Day preceding the maturity date of the applicable Semester will be considered.

Redemption Date:	January 19, 2015.
Business Day:	Working Days in the Republic of Peru, othe than Saturdays, Sundays, public and/or private sector non-working holidays in the Province of Lima recognized by the Peruvian Government. Notwithstanding the foregoing, for all purposes of payment of principal and/or interest of the Bonds, Business Days shall be understood to comprise the days in which ICVL and the banking entities operating in Peru are

	regularly open to the public at their main offices.
Interest Payment	Interest shall be paid at the end of each Semester, on the applicable Maturity Dates set forth in the Schedule for Interest and Principal Payment. The first Semester will begin on the Bonds Issue Date. Should the maturity date of a Semester fail to be a Business Day, interest will be paid on the following Business Date, Bondholders not being entitled to receive any interest on account of such deferral. For interest payment purposes, the Bondholders whose operations were paid off on or before the Business Day preceding the maturity date of the applicable Semester will be considered.
Closing date for CAVALI:	For principal and interest payment purposes, the Bondholders whose operations were paid off on or before the Business Day preceding the maturity date will be considered.

CEMENTOS LIMA S.A.
Balance Sheets
As of December 31, 2006 and December 31, 2005
In Thousands of New Soles

	Notas	As of December 31, 2006	As of Decembre 31, 2005
Assets			
Current Assets			
Cash and cash equivalents	4	27,517	31,006
Marketable securities		0	0
Financial Assets at fair value through profit and loss		0	0
Assets available for sale		0	0
Derivatives		0	0
Trade Accounts Receivable (net of provision for doubtful accounts receivable)	5	12,071	30,863
Accounts receivable from Principal and Affiliates	25	6,956	3,424
Other Accounts Receivable (net of provision for doubtful accounts receivable)	6	10,453	6,499
Inventories (net of provision for impairment of assets)	7	125,870	152,138
Biological Assets		0	0
Non current assets available-for-sale		0	0
Prepaid Expenses		7,067	9,465
Other Assets	2,h	26,954	25,437
Total Current Assets		216,888	258,832
Non-Current Assets			
Long Term Accounts Receivable		0	0
Long Term Accounts Receivable from Principal and Affiliates		0	0
Other Long Term accounts receivable	6	6,665	10,495
Financial Investments		97,152	30,151
Available-for-sale Assets		0	0
Held-to-maturity Investments		0	0
Equity Method Investments	8	97,152	30,151
Other financial Investments		0	0
Derivatives		0	0
Inventories	7	32,860	31,996
Biological Assets		0	0
Real State Investments		0	0
Property, Plant, and Equipment (net of accumulated depreciation and provision for impairment of assets)	9	603,994	630,423
Intangible Assets (net of accumulated amortization and provision for obsolescence)	10	49,907	45,171
Income Tax and workers' profit sharing		0	0
Goodwill	2,t	9,745	9,745
Other Assets	2,h	51,688	36,425
Total Non-current Assets		852,011	794,406
TOTAL ASSETS		1,068,899	1,053,238

	Notas	As of December 31, 2006	As of Decembre 31, 2005
Liabilities and shareholders' equity			
Current liabilities			
Overdrafts		0	0
Debentures	11 & 14	63,947	111,171
Trade Accounts Payable	12	27,758	36,726
Accounts Payable to Principal and affiliates	25	14,086	10,522
Provisions		0	0
Income Tax and current workers' profit sharing		24,195	16,326
Other Accounts Payables	13	22,841	18,230
Derivatives		0	0
Total current liabilities		152,827	192,975
Non-current liabilities			
Debentures		0	0
Trade Accounts Payable		0	0
Accounts Payable to Principal and affiliates		0	0
Derivatives		0	0
Provisions		0	0
Other Accounts Payable		0	0
Deferred Income (net)		0	0
Deferred Income Tax and deferred workers' profit sharing	15	38,181	45,541
Total Non-Current Liabilities		38,181	45,541
Total Liabilities		191,008	238,516
Shareholders' equity	16		
Capital stock		267,453	267,453
Additional Capital stock		0	0
Unearned Income		0	0
Legal Reserve		44,491	44,491
Other Reserves		0	0
Retained Earnings		216,923	178,868
Difference in Currency Conversion		0	0
Total Equity attributed to Major Shareholders		528,867	490,812
Capital stock		125,716	125,716
Investment share		50,789	50,789
Additional Capital stock		0	0
Unearned Income		0	0
Legal Reserve		29,362	29,362
Other Reserves		0	0
Retained Earnings		143,157	118,043
Difference in Currency Conversion		0	0
Total Equity attributed to Minority Interest		349,024	323,910
Total Shareholders' Equity		877,891	814,722
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,068,899	1,053,238

CEMENTOS LIMA S. A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matrícula 8912
[redacted]

BNY
GG
GF
GDC

CEMENTOS LIMA S.A.
Profit and Loss Statements
For the periods ended December 31, 2006 and 2005
In Thousands of New Soles

	Notes	For the specific quarter from October 1st to December 31, 2006	For the specific quarter from October 1st to December 31, 2005	For the cummulative period from January 1st to December 31, 2006	For the cummulative period from January 1st to December 31, 2005
Operating Income					
Net Sales (operating income)	18	198,540	169,334	741,684	650,008
Other Operating Income	18	1,843	2,062	8,117	7,027
Gross Revenue		**200,383**	**171,396**	**749,801**	**657,035**
Cost of sales (operating)	19	-98,884	-84,411	-414,014	-381,362
Other Operating Costs	19	-2,378	-1,555	-6,741	-4,662
Total Operating Costs		**-101,262**	**-85,966**	**-420,755**	**-386,024**
Gross margin		**99,121**	**85,430**	**329,046**	**271,011**
Operating Expenses					
Selling Expenses	21	-9,490	-6,672	-27,426	-23,266
Administrative expenses	20	-28,317	-25,905	-96,428	-88,394
Operating Income		**61,314**	**52,853**	**205,192**	**159,351**
Other Income (expenses)					
Financial Income	23	-11,458	-10,176	9,986	1,273
Financial Expenses	24	11,597	6,570	-6,760	-9,289
Share in net earnings of affiliates by Equity Method	8	6,049	2,137	6,049	2,137
Gain or loss in derivatives		0	0	0	0
Gain or loss in sales of assets		0	0	0	0
Other income		1,779	2,260	5,793	22,025
Other expenses		-2,140	-329	-7,551	-18,630
Cummulative effects due to changes in accounting policies		0	0	0	0
Income before workers' profit sharing and income tax		**67,141**	**53,315**	**212,709**	**156,867**
Workers'profit sharing		-5,717	-4,979	-20,471	-15,199
Imcome tax		-15,436	-13,446	-55,271	-40,875
Net Income		**45,988**	**34,890**	**136,967**	**100,793**
Net income or Loss attributed to					
Major Shareholders		27,705	21,018	82,513	60,720
Minority Interest		18,283	13,872	54,454	40,073
		45,988	**34,890**	**136,967**	**100,793**
Basic Earnings (Losses) per common share	27	1.103	0.837	3.285	2.417
Basic Earnings (Losses) per investment share	27	0.110	0.084	0.329	0.242
Diluted earnings (losses) per common share	27	1.103	0.837	3.285	2.417
Diluted earnings (losses) per investment share	27	0.110	0.084	0.329	0.242

CEMENTOS LIMA S. A.
JUAN PABLO COCE CASTRO
CONTADOR GENERAL
CPC. Matricula 5312

CEMENTOS LIMA S.A.
Statements of Cash Flow
For the periods ended as of December 31, 2006 and 2005
In Thousands of New Soles

	Notes	From January 1st to December 31, 2006	From January 1st to December 31, 2005
OPERATING ACTIVITIES			
Collections (entries) from:			
Sales of goods or services and operating income		901,989	777,675
Fees and commissions		0	0
Interests and returns (not included in Investing activities)		0	0
Dividends (not included in investing activities)		0	0
Royalties		0	0
Other collections in cash related to this activity		0	0
Less payments (disbursements) to:			
Suppliers of goods and services		-442,492	-463,310
Employee wages, salaries and severance indemnities		-65,713	-48,317
Taxes		-88,712	-72,887
Interests and returns (not included in financing activities)		-6,895	-3,010
Dividends (not included in financing activities)		0	0
Royalties		0	0
Other payments in cash related to this activity		0	0
Increase (Decrease) of cash and cash equivalents provided by operating activities		298,177	190,151
INVESTING ACTIVITIES			
Collections (entries) from:			
Loans to affiliates		0	0
Sale of Financial Investments		0	0
Sale of Real State Investments		0	0
Sale of fixed assets		0	0
Sale of intangible assets		0	0
Interests and returns		0	0
Dividends		0	0
Other collections in cash related to this activity		0	0
Less payments (disbursements) to:			
Loans to affiliates		0	0
Purchase of Financial Investments	8	-60,952	-6
Purchase of Real State Investments		0	0
Purchase of Fixed Assets	9	-67,358	-96,819
Disbursements for work in progress of fixed assets	10	-5,826	-6,032
Purchase and development of intangible assets		0	0
Other Financial Assets		0	0
Other Non-Financial Assets	2,h	-46,634	-42,758
Other payments in cash related to this activity		0	0
Increase (Decrease) of cash and cash equivalents used in investing activities		-180,770	-145,615
FINANCING ACTIVITIES			
Collections (entries) from:			
Bank Loans		0	60,209
Issuance of Debentures		0	0
Issuance of Shares or Paid-in Capital		0	0
Sale of Treasury Shares		0	0
Other collections in cash related to this activity		0	0
Less payments (disbursements) to:			
Payment or redemption of bank loans		0	0
Payment or redemption of debentures		-47,098	-9,819
Repurchase of Treasury Shares		0	0
Interests and returns		0	0
Dividends paid to Headquarters' Shareholders		-44,480	-42,983
Dividends paid to Minority Interest		-29,318	-28,297
Difference in currency conversion		0	0
Other payments in cash related to this activity		0	0
Increase (Decrease) of cash and cash equivalents provided by financing activities		-120,896	-20,890
Net Increase (Decrease) of cash and cash equivalents		-3,489	23,646
Cash and cash equivalents Balance at the beginning of period		31,006	7,360
Cash and cash equivalents at end of period		27,517	31,006

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matrícula 5912

CEMENTOS LIMA S.A.
Statements of Cash Flow
For the periods ended as of December 31, 2006 and 2005
In Thousands of New Soles

	Notes	From January 1st to December 31, 2006	From January 1st to December 31, 2005
RECONCILIATION OF NET INCOME TO NET CASH AND CASH EQUIVALENTS PROVIDED BY OPERATING ACTIVITIES			
Net income (loss) of the period		136,967	100,793
Plus :			
Adjustments to net income (loss) of the period		0	0
Provision for doubtful accounts receivable		0	0
Provision for impairment of assets		0	0
Provision for decline in value of financial investments		0	0
Depreciation of the period	9	89,832	92,272
Impairment of assets	9	1,783	1,663
Amortization and write-off Intangible Assets	10	3,906	4,173
Provision for environmental protection		0	0
Amortization of other assets	2,h	29,854	23,421
Provisions		0	0
Loss in sale of financial investments		0	0
Loss in sale of real state investments		0	0
Loss in sale of fixed assets	9	2,047	924
Loss in sale of intangible assets		0	0
Share in net earnings of affiliates, net of dividends received in cash		0	0
Loss for application of fair value		0	0
Deferred workers´ profit sharing and income tax		0	0
Cummulative effect due to changes in accounting policies		0	0
Others		0	0
Less:			
Adjustments to net income (loss) of the period		0	0
Gain in sale of financial investments		0	0
Gain in sale of real state investments		0	0
Gain in sale of fixed assets		0	0
Gain in sale of intangible assets		0	0
Gain for application of fair value		0	0
Deferred workers´ profit sharing and income tax	15	-8,171	-9,571
Share in net earnings of affiliates, net of dividends received in cash	8	-6,049	-2,137
Cummulative effect due to changes in accounting policies		0	0
Others		0	0
Debits and credits for net changes in assets and liabilities			
(Increase) Decrease of Financial Assets at fair value through profit and loss		0	0
(Increase) Decrease of Available-for-sale Assets			
(Increase) Decrease of Derivatives - Assets			
(Increase) Decrease of trade accounts receivable		18,792	-14,584
(Increase) Decrease of accounts receivable from affiliates		-3,532	8,270
(Increase) Decrease of other accounts receivable		-123	3,559
(Increase) Decrease of inventories		25,404	-18,265
(Increase) Decrease of Biological Assets		0	0
(Increase) Decrease of Non-current Available-for-sale Assets		0	0
(Increase) Decrease of Prepaid Expenses		2,398	-3,532
(Increase) Decrease of Other Assets		0	0
Increase (Decrease) of Debentures		0	0
Increase (Decrease) of Trade accounts payable		-8,968	-2,886
Increase(Decrease) of accounts payable to affiliates		3,564	7,110
Increase (Decrease) of provisions		0	0
Increase (Decrease) of Current workers´ profit sharing and income tax		7,869	-583
Increase (Decrease) of Other accounts payable		2,604	-476
Increase (Decrease) of Derivatives - Liabilities		0	0
Increase (Decrease) of cash and cash equivalents provided from operating activities		298,177	190,151

MAJOR TRANSACTIONS WITH DID NOT GENERATE CASH FLOWS DURING THE PERIOD		
Prior years adjustments	0	0
Goods purchased with financial leasing	0	0
Compensation of current liabilities	0	0
Compensation of non-current liabilities	0	0
Capitalization of debts or debentures	0	0
Asset revaluation	0	0
Issuance of capital stock provided by goods	0	0

CEMENTOS LIMA S. A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matrícula 5912

CEMENTOS LIMA S.A.
Statements of Changes in Shareholders' Equity
For the periods ended December 31, 2006 and 2005
In Thousands of New Soles

	Capital stock	Additional Capital stock	Unearned Income	Legal Reserve	Other Reserves	Retained Earnings	Difference in Currency Conversion	Total Equity attributed to Major Shareholders	Total Equity attributed to Minority Interest	Total
Balance as of January 1st, 2005	267,453	0	0	44,491	0	161,097	0	473,041	312,179	785,220
1. Gains (losses) recognized directly in shareholders' equity	0	0	0	0	0	0	0	0	0	0
2. Net Income (loss) of the period	0	0	0	0	0	60,720	0	60,720	40,073	100,793
Total income and expenses of the period	0	0	0	0	0	60,720	0	60,720	40,073	100,793
3. Cummulative effect of changes in accounting policies and correction of errors	0	0	0	0	0	0	0	0	0	0
4. Distributable profits transferred to legal reserves during the period	0	0	0	0	0	0	0	0	0	0
5. Dividends declared and profit sharing agreed during the period	0	0	0	0	0	-42,983	0	-42,983	-28,365	-71,348
6. New issuance of capital stock provided by shareholders'	0	0	0	0	0	0	0	0	0	0
7. Capital Reduction or redemption of investment shares	0	0	0	0	0	0	0	0	0	0
8. Treasury Shares	0	0	0	0	0	0	0	0	0	0
9. Increases or decreases due to merges or splits	0	0	0	0	0	0	0	0	0	0
10. Assets revaluation	0	0	0	0	0	0	0	0	0	0
11. Transfer of revaluation surplus	0	0	0	0	0	0	0	0	0	0
12. Changes of unearned profits during the period	0	0	0	0	0	0	0	0	0	0
13. Other increases or decreases in equity items	0	0	0	0	0	34	0	34	23	57
14. Minority Interest	0	0	0	0	0	0	0	0	0	0
Balance as of December 31, 2005	267,453	0	0	44,491	0	178,868	0	490,812	323,910	814,722
Balance as of January 1st, 2006	267,453	0	0	44,491	0	178,868	0	490,812	323,910	814,722
1. Gains (losses) recognized directly in shareholders' equity	0	0	0	0	0	0	0	0	0	0
2. Net Income (loss) from the perirod	0	0	0	0	0	82,513	0	82,513	54,454	136,967
Total income and expenses of the period	0	0	0	0	0	82,513	0	82,513	54,454	136,967
3. Cummulative effect of changes in accounting policies and correction of errors	0	0	0	0	0	0	0	0	0	0
4. Distributable profits transferred to legal reserves during the period	0	0	0	0	0	0	0	0	0	0
5. Dividends declared and profit sharing agreed during the period	0	0	0	0	0	-44,480	0	-44,480	-29,354	-73,834
6. New issuance of capital stock provided by shareholders'	0	0	0	0	0	0	0	0	0	0
7. Capital Reduction or redemption of investment shares	0	0	0	0	0	0	0	0	0	0
8. Treasury Shares	0	0	0	0	0	0	0	0	0	0
9. Increases or decreases due to merges or splits	0	0	0	0	0	0	0	0	0	0
10. Assets revaluation	0	0	0	0	0	0	0	0	0	0
11. Transfer of revaluation surplus	0	0	0	0	0	0	0	0	0	0
12. Changes of unearned profits during the period	0	0	0	0	0	0	0	0	0	0
13. Other increases or decreases in equity items	0	0	0	0	0	22	0	22	14	36
14. Minority Interest	0	0	0	0	0	0	0	0	0	0
Balance as of December 31, 2006	267,453	0	0	44,491	0	216,923	0	528,867	349,024	877,891

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 5912

GENERAL DATA OF THE COMPANY

RPJ :	B30121	Input 6 digits
Year:	2006	Input 4 digits at most
Type of information:	TI	If quarterly individual input TI, if quarterly consolidated input TC
Period:	4	Input : 1 if 1st quarter, 2 if 2nd quarter, 3 if 3rd quarter, 4 if 4th quarter
Name of Company:	CEMENTOS LIMA S.A.	Input in CAPITAL LETTERS
CIIU :	2694	Input 4 digits at most
E-mail 1 :	Moralesa@cementoslima.com.pe	Besure to input e-mail with "@" without leaving empty spaces. Example: mvnet@conasev.gob.pe
E-mail 2 :	Cockj@cementoslima.com.pe	Besure to input e-mail with "@" without leaving empty spaces. Example: mvnet@conasev.gob.pe
Web Site:	www.cementoslima.com.pe	Example: www.conasev.gob.pe
Currency:	Nuevos Soles	Choose currency
Statement of Cash Flows:	Método Directo	Choose method used to prepare statement of cash flows

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 5912

END